CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS AGREEMENT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY TO CAUSE COMPETITIVE HARM TO THE COMPANY IF PUBLICALLY DISCLOSED. SUCH EXCLUDED INFORMATION IS DENOTED BY AS FOLLOWS: “[REDACTED]” AMENDING AGREEMENT #4 TO THE AMENDED AND RESTATED CREDIT AGREEMENT THIS AMENDING AGREEMENT (the “Agreement”) is dated as of September 30, 2021 AMONG: ALITHYA GROUP INC. as Borrower AND: EACH OF THE GUARANTORS IDENTIFIED HEREIN as Guarantors AND: EACH OF THE FINANCIAL INSTITUTIONS FROM TIME TO TIME PARTIES TO THE CREDIT AGREEMENT as Lenders AND: THE BANK OF NOVA SCOTIA as Administrative Agent PRELIMINARY STATEMENT: WHEREAS pursuant to the Amended and Restated Credit Agreement dated as of June 18, 2020 among Alithya Group Inc., as Borrower, each of the guarantors identified therein, as Guarantors, each of the financial institutions from time to time parties thereto, as Lenders, and The Bank of Nova Scotia, as Administrative Agent, as amended by an Amending Agreement No. 1 dated March 25, 2021, an Amending Agreement No. 2 dated June 30, 2021 and an Amending Agreement No. 3 dated September 28, 2021 (as such agreement may be further amended, supplemented, replaced, restated or otherwise modified from time to time, the “Amended and Restated Credit Agreement”), the Lenders agreed to provide to the Borrower the Credit Facility; WHEREAS the Lenders and the Borrower wish to amend the Amended and Restated Credit Agreement in order to (i) change the Applicable Margin, (ii) increase the maximum amount under the Credit Facility, and (iii) extend the Maturity Date, the whole in the manner provided for herein; NOW THEREFORE in consideration of the mutual covenants herein set forth, it is agreed as follows: ARTICLE 1 INTERPRETATION 1.1 Defined Terms. All capitalized terms herein, unless otherwise expressly defined herein, shall have the meanings ascribed to them in the Amended and Restated Credit Agreement.

- 2 - 1.2 Amending Agreement. The Amended and Restated Credit Agreement and all documents or agreements incidental or related thereto shall henceforth be read and construed in conjunction with this Agreement; and the Amended and Restated Credit Agreement and this Agreement shall henceforth have effect as far as practicable as though the provisions thereof were contained in one document. 1.3 Headings. The headings of the Articles and Sections of this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. 1.4 References. All references to Articles, Sections, Exhibits and Schedules, unless otherwise specified, are to Articles, Sections, Exhibits and Schedules of the Amended and Restated Credit Agreement. 1.5 Confirmation. All the terms, conditions and provisions of the Amended and Restated Credit Agreement not otherwise amended by this Agreement shall remain unchanged and have full force and effect. ARTICLE 2 AMENDMENTS TO AMENDED AND RESTATED CREDIT AGREEMENT 2.1 In Section 1.1.11 (Applicable Margin) of the Amended and Restated Credit Agreement, the table is hereby deleted and replaced with the following: [Redacted] 2.2 Section 1.1.52 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.52 “Credit Facility” – means the committed revolving credit facility in the maximum amount of seventy million CDollars (C$70,000,000) or the Equivalent Amount in USDollars, which the Lenders will make available to the Borrower pursuant to, and in accordance with the terms of, ARTICLE 3 and the other provisions of this Agreement.” 2.3 Section 1.1.112 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: “1.1.112 “Maturity Date” – means April 1st, 2024, or such other date thereafter as may be agreed pursuant to an extension under Section 5.1, or such earlier date on which the Credit Facility is terminated pursuant to Section 14.2.” 2.4 Section 12.1.11 of the Amended and Restated Credit Agreement is hereby deleted and replaced with the following: 12.1.11 Bank Accounts: in consideration of the Lenders authorizing it to collect its claims until such authorization is withdrawn in accordance with the provisions of the Security Documents, each Obligor shall maintain all of its

- 3 - Canadian bank accounts and other Canadian banking services, including Treasury Management Services for risk management purposes, but excluding commercial credit card and merchant card services, exclusively with the Lenders, provided that, in the event that any such Canadian bank account is held with a Lender other than BNS and in respect of any bank accounts maintained or used by a US Obligor with a US financial institution, such bank accounts shall be subject to an account control agreement to the extent required pursuant to Section 13.1.4, as applicable. Notwithstanding the foregoing, all bank accounts held by Alithya IT Services Inc. with [Redacted] shall have, at all times, credit balances of not greater than C$6,000,000 in aggregate until January 31, 2022 and C$50,000 in aggregate until September 30, 2022 failing which, Alithya IT Services Inc. undertakes to transfer any amount above such threshold to its bank account held with BNS. In addition, any bank account held by Alithya IT Services Inc. with [Redacted] shall be closed on or before September 30, 2022.” 2.5 In Sections 7.7.1, 7.7.2 and 7.7.3 of the Amended and Restated Credit Agreement, the reference to “Level IV” is hereby deleted and replaced by “Level III”. 2.6 Schedule 1.1.169 is hereby deleted and replaced by the attached Schedule 1.1.169. ARTICLE 3 EFFECTIVENESS AND CONDITIONS PRECEDENT This effectiveness of this Agreement is subject to and conditional upon the prior fulfilment of the following conditions to the satisfaction of the Agent, the Lenders and the Lenders’ Counsel: 3.1 The Agent and the Lenders shall have received: 3.1.1 a signed copy of this Agreement; 3.1.2 certified copies (by way of bringdown certificates or otherwise) of authorized resolutions for each Obligor; 3.1.3 a favourable opinion from the Canadian counsel and from the US counsel to the Obligors, addressed to the Agent, the Lenders and Lenders’ Counsel in respect of the Obligors and this Agreement and the transaction contemplated thereby; 3.2 All amounts due and payable by the Borrower, including the reasonable legal fees of the Agent and the Lenders, shall have been paid concurrently with the signature of this Agreement. ARTICLE 4 GENERAL PROVISIONS 4.1 Novation. It is expressly understood and agreed between the parties hereto that this Agreement does not constitute a novation of the terms and conditions of the Credit Facility,

- 4 - the Amended and Restated Credit Agreement or the other Loan Documents, the Lenders hereby reserving all of their rights and recourses under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. Nothing set forth in this Agreement shall, except as specifically set forth herein, be construed as altering the obligations of the Obligors under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. Nothing herein shall in any way release the Obligors from their obligations to the Lenders under the Credit Facility, the Amended and Restated Credit Agreement and the other Loan Documents. 4.2 Execution in Counterparts: This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. 4.3 Language: The parties hereby confirm their express wish that this Agreement and all the documents and agreements directly or indirectly related thereto be drawn up in English. Les parties reconnaissent leur volonté expresse que la présente convention ainsi que tous les documents et conventions qui s'y rattachent directement ou indirectement soient rédigés en langue anglaise. IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective representatives thereunto duly authorized as of the date first above written.

- 5 - Schedule 1.1.169 Total Commitment Name Commitments and Participations 1. The Bank of Nova Scotia [Redacted] 2. Fédération des Caisses Desjardins du Québec [Redacted] [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGES AND SCHEDULES FOLLOW.]

Borrower: ALITHYA GROUP INC. By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

Guarantors: ALITHYA USA, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA CANADA INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA FINANCIAL SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA RANZAL, LLC. By: (s) Authorized Signing Officer Name: Title: ALITHYA FULLSCOPE SOLUTIONS, INC. By: (s) Authorized Signing Officer Name: Title:

ALITHYA CONSULTING INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA DIGITAL TECHNOLOGY CORPORATION By: (s) Authorized Signing Officer Name: Title: ALITHYA ZERO2TEN, INC. By: (s) Authorized Signing Officer Name: Title: ALITHYA TRAVERCENT LLC By: (s) Authorized Signing Officer Name: Title: ALITHYA IT SERVICES INC. By: (s) Authorized Signing Officer Name: Title:

Administrative Agent: THE BANK OF NOVA SCOTIA, as Administrative Agent By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

Lenders: THE BANK OF NOVA SCOTIA By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title:

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC By: (s) Authorized Signing Officer Name: Title: By: (s) Authorized Signing Officer Name: Title: